U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Green                              David                  E.
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   (Last)                            (First)              (Middle)

   Open Plan Systems, Inc.
   4299 Carolina Avenue, Building C
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                                    (Street)

   Richmond                           VA                    23222
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     05/25/01
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Open Plan Systems, Inc. (PLANE)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     (see footnote (1) on following page)
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                             500                         D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Employee Stock Options   (2)        1/31/06         Common Stock           1,000         $1.875         D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Options   (3)        5/11/06         Common Stock           5,000         $2.63          D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Options   (4)        2/17/05         Common Stock          10,000         $2.81          D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Options   (5)        8/12/04         Common Stock           3,125         $5.97          D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Options   (6)        10/21/03        Common Stock           3,125         $9.875         D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) Mr.  Green  was  recently   appointed  to  the  Issuer's  interim  Operating
    Committee, which has responsibility for managing the day to day operations of the Issuer. Mr. Green is an employee of the Issuer.

(2) 25% of the option becomes exercisable annually commencing on July 31, 2000.

(3) 25% of the option becomes exercisable annually commencing on November 11, 1999.

(4) 25% of the option becomes exercisable annually commencing on August 17, 1998.

(5) 25% of the option becomes exercisable annually commencing on February 12, 1998.

(6) 25% of the option becomes exercisable annually commencing on April 12, 1997.


           /s/ David E. Green                                    6/4/01
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            (Print or Type Responses)

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